As filed with the Securities and Exchange Commission on January 13, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ORCHID BIOSCIENCES, INC

(Exact name of registrant as specified in its charter)

Delaware	2835	22-3392819
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

4390 US Route One

Princeton, New Jersey 08540

(609) 750-2200

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Paul J. Kelly, M.D.

Chief Executive Officer

4390 US Route One

Princeton, New Jersey 08540

(609) 750-2200

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

With copies to:

Brian P. Keane, Esq.

Mintz, Levin, Cohn, Ferris,

Glovsky and Popeo, P.C.

One Financial Center

Boston, MA 02111

617-542-6000

Approximate date of commencement of proposed sale to the public: As soon as practical after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 other than securities offered only in connection with dividend or interest reinvestment, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered (1)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee

Common Stock, $.001 par value per share (3)	$30,000,000	$2,427

(1)	There are being registered hereunder such indeterminate number of shares of common stock as shall have an aggregate offering price not to exceed $30,000,000.

(2)	Estimated solely for purposes of determining the registration fee pursuant to Rule 457(o), which permits the registration fee to be calculated on the basis of the maximum aggregate offering price of the securities listed.

(3)	Pursuant to the Rights Agreement dated as of July 27, 2001, as amended on March 31, 2003, attached to each share of common stock is a right to purchase our Series A Junior Participating Preferred Stock, which rights are not presently exercisable.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED JANUARY 13, 2004

PROSPECTUS

ORCHID BIOSCIENCES, INC.

$30,000,000

COMMON STOCK

We will offer shares of our common stock from time to time in amounts, at prices and on terms to be determined at or prior to the time of the offering. The aggregate offering price of the common stock that we may issue under this prospectus will not exceed $30,000,000. We will provide you with specific terms of the applicable offered common stock in one or more supplements to this prospectus.

This prospectus may not be used to sell common stock unless accompanied by a prospectus supplement describing the method and terms of the offering of the offered common stock. WE URGE YOU TO READ CAREFULLY THIS PROSPECTUS AND THE ACCOMPANYING PROSPECTUS SUPPLEMENT, WHICH WILL DESCRIBE THE SPECIFIC TERMS OF THE COMMON STOCK OFFERED, BEFORE YOU MAKE YOUR INVESTMENT DECISION.

Our common stock is quoted on the Nasdaq National Market under the symbol “ORCH.” On January 12, 2004, the last reported sale price of our common stock on the Nasdaq National Market was $1.72 per share. Prospective purchasers of our common stock are urged to obtain current information as to the market prices of our common stock.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS, SEE “RISK FACTORS” BEGINNING ON PAGE 3.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is                     , 2004

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. Under this shelf process, we may sell shares of our common stock having a total offering price of up to $30,000,000 in one or more offerings. Each time we sell common stock, we will provide a prospectus supplement that will contain specific information about the terms of that offering.

This prospectus does not contain all of the information included in the registration statement. For a more complete understanding of the offering of the common stock, you should refer to the registration statement, including its exhibits. The prospectus supplement may also add, update or change information contained in this prospectus. You should carefully read this prospectus, the applicable prospectus supplement, the information and documents incorporated by reference and the additional information under the heading “Where You Can Find More Information” before making an investment decision.

This prospectus may not be used to consummate sales of common stock, unless it is accompanied by a prospectus supplement. To the extent there are inconsistencies between any prospectus supplement, this prospectus and any documents incorporated by reference, the document with the most recent date will control.

i

ABOUT ORCHID BIOSCIENCES

The following is only a summary. We urge you to read this entire prospectus, including the more detailed consolidated financial statements, notes to the consolidated financial statements and other information incorporated by reference from our other filings with the SEC. Investing in our common stock involves risks. Therefore, carefully consider the information provided under the heading “Risk Factors” beginning on page 3.

We began operations in 1995, and in the first three years of business we were primarily focused on developing our microfluidics technologies for applications in high throughput synthesis of small molecules under collaborative research programs with SmithKline Beecham and Sarnoff Corporation. In 1998, we made a fundamental shift in our focus to apply our technology to the fields of genetic diversity applications, including single nucleotide polymorphism, or SNP, genotyping and pharmacogenetics. Subsequently, we acquired substantially all of the assets of Molecular Tool, Inc., a wholly owned subsidiary of GeneScreen, Inc. Molecular Tool’s proprietary primer extension technology for genotyping SNPs matched with our existing microfluidics technologies. In December 1999, we acquired GeneScreen, Inc., a recognized leader in identity genomics services. In 2001, we acquired two new businesses: Cellmark Diagnostics, a business division of AstraZeneca, a provider of DNA laboratory testing in the UK and a supplier of genotyping products for human inherited disease diagnosis; and Lifecodes Corporation, one of the largest providers of identity genomics testing for forensics and paternity in the US, and a major provider of human leukocyte antigens, or HLA, genotyping products and services for transplantation compatibility testing. In early 2002, we began the process of realigning our business into strategic units for marketing purposes. These business units consist of Orchid Identity Genomics, Orchid GeneShield, Orchid Diagnostics and Orchid Public Health.

•	Orchid Identity Genomics provides DNA testing for paternity and forensics determinations to state and local governmental authorities as well as to individuals and organizations. In the US, we market these services through our Orchid GeneScreen and Orchid Cellmark brands for paternity and forensic testing, respectively. In the UK, we market both paternity and forensic testing services under the Cellmark Diagnostics brand.

•	Paternity DNA testing: We provide DNA testing services for both governmental agency and private customers to determine the parentage of a child. Our services can be used to determine familial relationships for child support and custody cases as well as for situations where a DNA identity must be proven such as for immigration, international adoption and estate settlement.

•	Forensic DNA testing: We provide a full range of high quality, customized forensic DNA testing services, including identification of victims of accidents and disasters, criminal casework analysis and expert testimony, convicted offender DNA databasing, no-suspect casework for government law enforcement laboratories, and DNA testing and consultative services for the defense bar as well as for the prosecution.

•	Orchid GeneShield is focused on pharmacogenetic-based programs designed to accelerate the adoption and use of personalized medicine by patients and physicians. During the second quarter of 2003, we realigned Orchid GeneShield and we are currently in the process of evaluating potential future market segments and commercialization strategies for this initiative.

•	Orchid Diagnostics provides products and services for genetic testing, including HLA genotyping, inherited disease diagnosis and immunogenetics, or the study of the relationship between an individual’s immune response and their genetic makeup. During 2002, we made the decision to sell Orchid Diagnostics. This decision was made after an internal evaluation of our strategic direction was performed where we decided to focus our efforts on the services businesses where we offer paternity, forensics and public health testing. In October 2003, we signed a definitive agreement for the sale of this business and the conclusion of this transaction is currently pending.

•

Orchid Public Health focuses on helping to ensure food safety through disease susceptibility and identity DNA testing of animals. Currently, this business offers scrapie susceptibility testing with the goal of breeding sheep genetically resistant to the mad-cow-like disease, scrapie. A major portion of our current testing efforts in scrapie susceptibility is for the UK government, for which we conduct the majority of testing. We are now expanding our efforts in the animal testing area with the planned addition of food traceability assays to our services in 2004. The efforts of the Orchid Public Health unit, specifically scrapie susceptibility testing which we began to conduct in 2001, were formerly part of the Orchid Life Sciences unit. The main focus of the Orchid Life

Sciences unit was the development and marketing of products, services and technologies for SNP genotyping, or scoring, and genetic diversity analyses to life sciences and biomedical researchers as well as pharmaceutical, agricultural, diagnostic and biotechnology companies. The product portion of this business unit was divested in 2002 (described in more detail below) and the research-focused SNP genotyping service business has been considered a non-core business. The scrapie susceptibility testing business is still considered to be part of our core focus on an ongoing basis and accordingly, we renamed the Orchid Life Sciences business unit to Orchid Public Health.

In December 2002, we sold the Orchid Life Sciences product related assets to Beckman Coulter, Inc. for a combination of cash payments and Beckman Coulter’s assumption of certain debt obligations. In connection with this transaction, Beckman Coulter acquired rights to the SNP genotyping products, reagents, and software formerly marketed by Orchid Life Sciences and certain patent and trademark rights. Beckman Coulter received an exclusive license to use our proprietary primer extension SNP analysis technology in products sold to the research and specialty testing markets, and a non-exclusive license to use our primer extension technology in the field of diagnostics. We retained rights to use the primer extension technology in the diagnostics market, as well as in all of our genoprofiling service businesses, including identity testing for forensics and paternity, and pharmacogenetic testing for personalized medicine applications. We will continue to use our primer extension technology to provide advanced clinical-quality genotyping services to pharmaceutical and agricultural customers. We retained rights to our portfolio of primer extension technology patents, as well as to our existing primer extension technology license agreements.

In October, 2003, we signed a definitive agreement to sell the Orchid Diagnostics business unit and the conclusion of this transaction is currently pending. As such, we have classified this business unit as a discontinued operation and we have not included the results of operations of our Diagnostics business held for sale in the results from continuing operations in the consolidated financial statements included herein by reference. The assets and liabilities of this discontinued business unit held for sale has been reflected as such in the consolidated financial statements incorporated by reference herein as well.

Following the sale of our Life Sciences product business to Beckman, in 2003 we continued our efforts to focus on our businesses in which we have a market leadership position: forensics, paternity and public health DNA testing. With the refocusing of our business, in the fall of 2003 we commenced the divestiture of our Diagnostics business (as described above), which actions are consistent with our efforts to increase efficiencies, reduce operating costs and improve our financial position.

We were incorporated in Delaware in 1995. Our principal executive offices are located at 4390 US Route One, Princeton, New Jersey, 08540. Our telephone number is (609) 750-2200 and our web site address is www.orchid.com. We make available free of charge through the Investors section of our web site our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission (the “SEC”). We include our web site address in this Annual Report on Form 10-K as an inactive textual reference only.

The Orchid logo, Genescreen, Lifecodes and Cellmark are trademarks, registered trademarks, service marks or registered service marks of Orchid BioSciences, Inc. Unless the context otherwise requires, the terms “Orchid BioSciences,” “we,” “us” and “our” refer to Orchid BioSciences, Inc. and its subsidiaries.

RISK FACTORS

Investing in our common stock involves risk. Before making an investment decision, you should carefully consider the following risks as well as other information we include or incorporate by reference in this prospectus. The risks and uncertainties we have described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations.

If any of the matters included in the following risks were to occur, our business, financial condition, results of operations, cash flows or prospects could be materially adversely affected. In such case, the value of our common stock could decline and you could lose all or part of your investment.

Risks Related to Our Business

If we fail to acquire additional capital to fund our current and future operating plans or obtain it on unfavorable terms, then we may have to end further development to some of our programs and operations.

We have expended significant resources developing our facilities and funding commercialization activities. We anticipate that our existing cash on hand will be sufficient to fund our current and future operating plans at least through the first half of 2004 when we expect to reach operating cashflow self sufficiency. This belief is in part based on the successful completion of the sale of our Orchid Diagnostics business to Tepnel, which transaction has not been completed as of this time. Failure to complete this transaction will require us to assess the strategic options with respect to the Orchid Diagnostics business, and may require us to seek alternatives to fund our business operations at an earlier date than would otherwise be necessary. We terminated our $10 million line of commercial credit prior to its expiration on December 23, 2003. We are in the process of evaluating future financing alternatives in the form of a credit facility. However, there is no assurance that we will be able to enter into another credit facility, or if we do, that it will be in terms acceptable to us.

In addition, we recently sent a notice to the holders of our Series A Convertible Preferred Stock stating that we intend to redeem all such outstanding shares if they are not converted prior to February 6, 2004 (see “Risks Associated with our Common Stock”). We believe that it is probable that the outstanding shares of Series A Convertible Preferred Stock will be converted into common stock before being redeemed. However, if this is not the case, and if we haven’t received proceeds from the sale of our Diagnostics business, our existing cash on hand may not be sufficient to fund our current and future operating plans and our financial position would be adversely affected.

If we raise additional funds through the sale of equity or convertible debt or equity-linked securities, your percentage ownership in the company will be reduced. In addition, these transactions may dilute the value of our outstanding common stock. We may issue securities that have rights, preferences and privileges senior to our common stock. If we raise additional funds through collaborations or licensing arrangements, we may be forced to relinquish rights to certain of our technologies or products, or grant licenses to third parties on terms that are unfavorable to us. We may be unable to raise additional funds on terms acceptable to us. If future financing is not available to us on acceptable terms, we may not be able to fund our future needs and we may have to curtail one or more commercial activities.

We are at a transitional stage of development and may never become profitable.

We organized our company as a Delaware corporation on March 8, 1995. Although our company as it is currently organized has not yet reached profitability, our core services businesses, which we have acquired over the last several years have been in operations for over 15 years. The market for the products and services that we develop, manufacture and market, all of which are derived from genomics and genetic-based testing technologies, is uncertain. We face risks related to our ability to:

•	develop, market and maintain competitive technologies, products and services;

•	anticipate and adapt to changes in our rapidly evolving markets;

•	retain current collaborators and customers and attract new collaborators and customers for our genoprofiling services in paternity, forensics, public health, disease susceptibility, diagnostic testing;

•	attract, retain and motivate qualified management, technical and operational personnel;

•	obtain additional capital to support the expenses of developing our technologies and commercializing our products and services; and

•	transition successfully from a company with widespread interests to a company capable of supporting commercial activities in a very focused market.

If we fail to adequately manage these risks, we may never become profitable and our financial condition would suffer.

We had an accumulated deficit of $281.4 million as of September 30, 2003 and expect to continue to incur operating losses in future periods.

We have had substantial operating losses since our inception, and we expect our operating losses to continue in the near future, although we do expect that these operating losses will be substantially reduced from historical levels. For example, we experienced net losses of $17.6 million for the nine months ended September 30, 2003, $80.1 million for the year ended December 31, 2002, $84.7 million in 2001, and $47.9 million in 2000. In order to further develop and commercialize our paternity, forensic and animal testing services we will need to incur expenses in connection with our commercialization programs.

Fluctuations in our quarterly revenues and operating results may negatively impact our stock price.

Revenues and results of operations have fluctuated significantly in the past and significant fluctuations are likely to continue in the future due to a variety of factors, many of which are outside of our control. These factors include:

•	the timing of Federal funding for forensics DNA testing for backlog reductions through the National Institute of Justice;

•	our ability to secure new contractual relationships for paternity, forensics and public health DNA testing or retain existing relationships upon contract expirations;

•	the volume and timing of testing samples received in our laboratories for testing services;

•	the number, timing and significance of new services introduced by our competitors;

•	our ability to develop, market and introduce new services on a timely basis;

•	changes in the cost, quality and availability of intellectual property and components required to perform our services; and

•	availability of commercial and government funding to researchers who use our services

Fixed operating costs associated with our technologies and services, as well as personnel costs, marketing programs and overhead account for a substantial portion of our operating expenses. We cannot adjust these expenses quickly in the short term. If our testing volumes and related pricing declines, our revenues decline and we are not able to reduce our operating expenses accordingly, our loss of revenues and failure to reduce operating expenses could harm our operating results for a particular fiscal period. In addition, market and other conditions may require certain non-cash charges such as stock based compensation charges and other charges such as impairment charges related to long-lived assets and restructuring charges to be recorded by us in future periods. If our operating results in some quarters fail to meet the expectations of public market analysts or investors, the market price of our common stock is likely to fall.

We have limited experience as it relates to delivering our products and services on a broad commercial scale.

We have completed a significant portion of building out our service facilities to meet current and near term market needs. If commercial sales were to increase dramatically in the short term above our current projections, we may need to expand our laboratory operating infrastructure. If we are unable to successfully expand our existing infrastructure quickly to meet such a demand, we may not be able to provide our customers with the services they require, which would result in reduced revenues. If any natural disaster were to significantly damage our service facilities or if other events were to cause our operations to fail, these events could prevent us from enhancing our services. Furthermore, we may not have adequate insurance to cover the damage, which would adversely affect our results of operations.

We have limited sales and marketing resources, and as a result, may be unable to compete successfully with our competitors in commercializing our products and services.

We have limited resources in sales and marketing. We have only a small direct sales force and will continue to rely principally upon a small number of employees. We intend to market our products and services both directly and through collaborations and distribution agreements with healthcare, pharmaceutical, biotechnology, and agricultural companies. We also intend to continue to market our paternity, forensic and public health DNA testing services to governmental entities and our paternity and pharmacogenomic testing services to individual consumers. We cannot assure you that we will be able to successfully establish or maintain either a direct sales force or distribution arrangements to market our products and services, which could have a material adverse effect on our financial condition and business strategy.

Our development of future technologies and commercial products and services utilizing proprietary methods of single base primer extension may not be commercially viable or successful, which would adversely affect our revenues.

We cannot be certain that our prospective customers will value our products or services utilizing primer extension methodologies. We are currently developing and commercializing only a limited number of products and services based on our SNP scoring technologies. We cannot assure you that we or our customers will be able to use our technologies to successfully identify and score SNPs. In addition, any SNPs which we or our customers score may not be useful in assisting pharmaceutical or diagnostic product development. Our SNP scoring technologies are in part directed toward the role of genes and polymorphisms. A limited number of companies have developed or commercialized products based on gene discoveries and/or polymorphisms to date. Accordingly, even if we or our customers are successful in scoring SNPs and associating these SNPs with specific drug responses or diseases, we cannot assure you that these discoveries will lead to the development of therapeutic or diagnostic products. If we fail to successfully develop our SNP scoring technologies or any commercially successful diagnostic products and services based on such technologies, we may not achieve a competitive position in the market.

Our SNP scoring technologies involve novel uses of products, software and technologies that require validation in commercial applications. Previously unrecognized defects or limitations of our SNP scoring technologies may become apparent in these commercial applications. As a result, we may be unable to validate or achieve the improvements in the components of our SNP scoring technologies necessary for their successful commercialization.

If we fail to maintain the identity genomics contracts we have with various state and governmental agencies or fail to enter into additional contracts, we would lose a significant source of revenues.

We currently derive the majority of our revenues from the identity genomics services we provide in the paternity, forensic and public health DNA testing fields. These services are heavily dependent upon contracts we have with various governmental agencies, which are typically open to bid and awarded every one to three years. The process and criteria for these awards are typically complex and highly competitive, particularly with respect to price of services offered. We may not be able to maintain any of our existing governmental contracts or be the successful bidder on any additional governmental contracts which may become available in the future, or negotiate terms acceptable to us in connection with any governmental contract awarded to us, which would adversely affect our results of operations and financial condition.

If we fail to improve our genetic analysis process, we could fail to achieve cost improvements and lose our competitive position in the market.

Due to rapid product development and technological advancement in identity genomics and public health DNA testing industry, our growth and future operating results will depend, in significant part, upon our ability to apply new technologies to automate and improve our genetic analysis products or services to take advantage of new technologies. There can be no assurance that our development efforts will result in any additional commercially viable or successful improvements to our testing processes. Any potential improvements to the testing process may require substantial additional investment, laboratory development and clinical testing, and possibly regulatory approvals, prior to commercialization. Our inability to successfully develop improvements to our testing processes, products or services or to achieve market acceptance of such improvements could have a material adverse effect on our business, financial condition and results of operations. In addition, the rapid technological advancement in the identity genomics and public health DNA testing industry could result in our current or future testing services becoming obsolete. We believe that our future operating results will depend substantially upon our ability to overcome technological challenges, successfully introduce new technologies into our laboratories and to our customers and to gain access to and successfully integrate such technologies if developed by others.

If we cannot enter into new collaborations or licensing agreements, we may be unable to further enhance our service offerings.

Our strategy for developing and commercializing products and services is based in part on our ability to form research collaborations and licensing arrangements. As a result, we may be dependent on our collaborators and licensees for regulatory approval, and manufacturing and marketing of our products and services. If we are unable to enter into such research collaborations and licensing arrangements or implement our strategy to develop and commercialize additional products or services, it could have a material adverse effect on our results of operation and financial condition.

If we do not successfully distinguish our products and services, we may be unable to compete successfully with our competitors or to generate significant revenues.

We are subject to significant price competition from companies that are marketing products and services that are substantially similar to our existing products and services. Some of the organizations competing with us have greater financial, manufacturing, marketing, sales, distribution and technical resources than we do. We may also compete against certain of our customers, which could adversely affect our relationships with them.

We believe our future success will depend, in large part, on our ability to maintain a competitive position in the identity genomics and public health DNA testing fields. Others may make rapid technological developments which may result in our technologies, products or services becoming obsolete before we recover the expenses incurred to develop them. Our inability to also make the enhancements to our technologies necessary to compete successfully with newly emerging technologies would have a material adverse effect on our competitive position.

If we are unable to protect our proprietary methods and technologies, we may not be able to commercialize our products and services.

If our patent applications do not result in issued patents, our competitors may obtain rights to commercialize our discoveries, which would harm our competitive position.

Our commercial success will depend, in part, on our ability to obtain patent protection on our proprietary technologies, products and services. We may not be able to obtain new patents for these products, methods or services. We will pursue patent protection, but may need to obtain a license from certain third parties with respect to any patent covering technologies or methodologies which we wish to incorporate into our service offerings. We may not be able to acquire such licenses on terms acceptable to us, if at all.

Our success will depend partly on our ability to operate without misappropriating the intellectual property rights of others.

We may be sued for infringing, or may initiate litigation to determine that we are not infringing, on the intellectual property rights of others. Intellectual property litigation is costly, and could adversely affect our results of operations. If we do not prevail in any intellectual property litigation, in addition to any damages we might have to pay, we could be required to stop the infringing activity, or obtain a license to or design around the intellectual property in question. If we are unable to obtain a required license on acceptable terms, or are unable to design around any third party patent, we may be unable to sell some of our products and services. Similarly, if we did not receive a favorable decision on a litigation to determine we are not infringing, we may be unable to sell some of our products and services. In either case, we may experience reduced revenues.

The scope of our issued patents may not provide us with adequate protection of our intellectual property, which would harm our competitive position.

Any issued patents that cover our proprietary technologies may not provide us with substantial protection or be commercially beneficial to us. The issuance of a patent is not conclusive as to its validity or its enforceability. The US Patent and Trademark Office may invalidate one or more of our patents. In addition, third parties may have patents of their own which could, if asserted, prevent us from practicing our proprietary technologies, including the methods we use to conduct SNP scoring. If we are otherwise unable to practice our patented technologies, we may not be able to commercialize our technologies or services and our competitors could commercialize our technologies.

We may need to initiate lawsuits to protect or enforce our patents and other intellectual property rights, which could result in the forfeiture of these rights.

In order to protect or enforce our patent rights, we may need to initiate patent litigation against third parties. These lawsuits could be expensive, take significant time, and could divert management’s attention from other business concerns. These lawsuits could result in the invalidation or a limitation in the scope of our patents or forfeiture of the rights associated with our patents. We cannot assure you that we will prevail in any future litigation or that a court will not find damages or award other remedies in favor of the opposing party in any of these suits. During the course of these suits, there may be public announcements of the results of hearings, motions and other interim proceedings or developments in the litigation. Securities analysts or investors may perceive these announcements to be negative, which would likely cause the market price of our stock to decline.

Other rights and measures that we rely upon to protect our intellectual property may not be adequate to protect our products and services and could reduce our ability to compete in the market.

In addition to patents, we rely on a combination of trade secrets, copyright and trademark laws, non-disclosure agreements and other contractual provisions and technical measures to protect our intellectual property rights. While we require employees, collaborators, consultants and other third parties to enter into confidentiality and/or non-disclosure agreements where appropriate, any of the following could still occur:

•	the agreements may be breached;

•	we may have inadequate remedies for any breach;

•	proprietary information could be disclosed to our competitors; or

•	others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose such technologies.

If for any of the above reasons our intellectual property is disclosed or misappropriated, it would harm both our ability to protect our rights and our competitive position.

Future acquisitions or mergers could disrupt our ongoing operations, increase our expenses and adversely affect our revenues.

Since September 1998, we acquired Molecular Tool, a developer of SNP technologies, as well as GeneScreen, Cellmark and Lifecodes, providers of identity genomic and diagnostic testing services. Although we have no commitments or agreements with respect to any additional acquisitions or mergers at present, we anticipate that a portion of our future growth may be accomplished either by acquiring or merger with existing businesses. Factors that will affect the success of any potential acquisition or merger to be made by us include our ability to integrate acquired personnel, operations, products and technologies into our organization effectively, to motivate key personnel and to retain customers of acquired or merged businesses. We may not be able to identify suitable acquisition or merger opportunities, obtain any necessary financing for an acquisition on acceptable terms or successfully integrate acquired personnel and operations. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and materially and adversely affect our revenues.

Our failure to comply with applicable government and industry regulations may affect our ability to develop, produce, or market our potential products and services and may adversely affect our results of operations.

Our development, manufacturing and service activities involve the controlled use of hazardous materials and chemicals and patient samples. We are subject to Federal, state, local, UK and European laws and regulations governing the use, storage, handling and disposal of such materials and certain waste products, as well as the conveyance, processing, and storage of data on patient samples. Further, we are subject to CLIA as a result of our acquisition of GeneScreen, Cellmark, and Lifecodes. CLIA imposes certain certification requirements on all clinical laboratories performing tests on human specimens for the purpose of providing information for the diagnosis, prevention or testing of any diseases. In addition, we are subject to the European Directive 98/79/EC as a result of our acquisition of the Cellmark laboratory. European Directive 98/79/EC imposes certain requirements in connection with Cellmark’s sale of gene diagnostic kits. Although we believe we comply in all material respects with the standards prescribed by Federal, state, local, UK and European laws and regulations, if we fail to comply with applicable laws or regulations, including CLIA and European Directive 98/79/EC, or if an accident occurs, we could be required to pay penalties or be held liable for any damages that result and this liability could exceed our financial resources.

All seven of our clinical quality genotyping laboratories must comply with various industry regulations and accreditation standards in order to continue to provide our paternity testing, forensic testing and bone marrow typing services. For example, our GeneScreen laboratories have obtained accreditation from the American Association of Blood Banks in order to provide paternity testing, from the National Forensic Science Testing Center in order to provide criminal forensic testing services and from the American Society of Histocompatibility and Immunology in order to provide bone marrow donor typing services. In addition, our Cellmark laboratory must comply with various industry regulations and accreditation standards in order to provide paternity and forensic testing services. For example, our Cellmark laboratory has obtained accreditation from a Notified Body (SGC Yarsley ICS) and the United Kingdom Accreditation Service and a registration from the Ministry of Agriculture, Fisheries and Food in order to provide paternity and forensic testing services. In addition, Cellmark must comply with regulations applicable to the marketing of its products and services. We cannot assure you that we will be able to maintain our accreditations with any of these authorities or comply with the regulations applicable to the marketing of Cellmark products. If we fail to comply with the applicable regulations promulgated by any of these agencies or if we were to lose our accreditation by any of them, the revenues supporting our GeneScreen or Cellmark businesses could be eliminated or significantly reduced.

The international sale of our products and services are subject to increased costs and other risks which could affect our revenues.

Some of our laboratories rely to a certain extent upon international sales which are subject to certain inherent risks, including difficulties in collecting accounts receivable, potentially longer payment cycles, increased costs associated with maintaining international marketing efforts, currency fluctuations, changes in regulatory requirements, and difficulties in enforcement of contractual obligations and intellectual property rights.

We may be held liable for any inaccuracies associated with our research and identity genomics services, which may require us to defend ourselves in costly litigation.

Our genoprofiling laboratory testing centers provide forensic, paternity, diagnostic and public health DNA testing services. Claims may be brought against us for false identification of paternity or other inaccuracies. Litigation of these claims can be costly. We could expend significant funds during any litigation proceeding brought against us. Further, if a court were to require us to pay damages to a plaintiff, the amount of such damages could significantly harm our financial condition.

If our vendors fail to supply us with components for which availability is limited, we may experience delays in our product development and commercialization.

Certain key components of our identity genomic testing technologies are currently available only from a single source or a limited number of sources. We currently rely on outside vendors to supply or manufacture certain components of our systems and certain reagents we use in our services. Some or all of these key components may not continue to be available in commercial quantities at acceptable costs. Consequently, if any events cause delays or interruptions in the supply of our components, we may not be able to supply our customers with our products and services on a timely basis which would adversely affect our results of operations. To the extent that our suppliers fail to meet our requirements completely or consistently, we may need to enter into new agreements with other suppliers, the terms of which may not be as favorable toward us as our existing supply agreements.

If we fail to hire, train and retain qualified employees, we may not be able to compete effectively, which could result in reduced revenues.

Some of our employees have significant experience in research and development related to identity genomics. If we were to lose these employees to our competitors, we could spend a significant amount of time and resources to replace them, which could impair our research and development efforts. Further, in order to further enhance our service offerings, we may need to hire, train and retain additional scientific, business development and sales personnel. If we are unable to do so, we may experience delays in the development and commercialization of our technologies and services.

Risks Associated with Our Common Stock

Our redemption of all outstanding shares of our Series A Convertible Preferred Stock will likely result in a substantial increase in the number of outstanding shares of our common stock and may require us to pay a substantial amount of cash.

On January 8, 2004, we delivered to the holders of all outstanding shares of Series A Convertible Preferred Stock a notice that we intend to redeem all outstanding shares of Series A Convertible Preferred Stock as of the close of business on February 6, 2004. As of January 8, 2004, approximately 453 shares of Series A Convertible Preferred Stock were issued and outstanding. Because the conversion price associated with the Series A Convertible Preferred Stock is significantly lower than the current trading price of our common stock, we expect that most, if not all, of these shares will be converted prior to the redemption date. Each share of Series A Convertible Preferred Stock is convertible into 22,222 shares of our common stock, plus any shares of common stock issuable upon payment of accrued and unpaid dividends. Accordingly, as of January 8, 2004, conversion of all outstanding shares of our Series A Convertible Preferred Stock will result in an increase in our outstanding common stock of approximately 10.1 million shares.

In addition, while we expect that the holders of the outstanding shares of Series A Convertible Preferred Stock will convert prior to the redemption date, they have no obligation to do so. The redemption price for each share is equal to $10,000, plus accrued and unpaid dividends. Accordingly, if we are forced to redeem a significant number of these shares, we will be required to pay a substantial amount of cash. We are prohibited from using the proceeds from the sale of the Series A Convertible Preferred Stock to redeem such stock. Accordingly, we do not currently have the funds to redeem the stock. If we cannot or do not pay any amounts owed upon redemption, we will be required to pay interest on the amounts not paid at a rate of 15% per year.

We cannot assure you that our intended reverse stock split will not have a negative affect on the price of our common stock.

On January 9, 2004, we announced that our board of directors had authorized us to seek shareholder approval to implement a reverse stock with a split ratio ranging from 1-for-3 to 1-for-7. Oftentimes a reverse stock split will not result in a trading price for the affected common stock that is proportional to the ratio of the split. While we believe that a reverse stock split is in the best interests of Orchid and its stockholders, we cannot assure you that the implementation of the reverse stock split will not have a negative impact on the price of our common stock.

Future issuance of our preferred stock may dilute the rights of our common stockholders.

Our board of directors has the authority to issue shares of preferred stock and to determine the price, preferences, privileges and other terms of these shares. Our board of directors may exercise this authority without any further approval of our stockholders.

We have various mechanisms in place that you as a stockholder may not consider favorable, which may discourage takeover attempts.

Certain provisions of our certificate of incorporation and by-laws, as well as Section 203 of the Delaware General Corporation Law and our adoption of a shareholder’s rights plan, may discourage, delay or prevent a change in control of the Company, even if the change in control would be beneficial to stockholders. These provisions include:

•	authorizing the issuance of “blank check” preferred stock that could be designated and issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;

•	creating a classified board of directors with staggered, three-year terms, which may lengthen the time required to gain control of our board of directors;

•	prohibiting cumulative voting in the election of directors, which will allow a majority of stockholders to control the election of all directors;

•	requiring super-majority voting to effect certain amendments to our certificate of incorporation and by-laws;

•	limiting who may call special meetings of stockholders;

•	prohibiting stockholder action by written consent, which requires all actions to be taken at a meeting of stockholders; and

•	establishing advance notice requirements for nominations of candidates for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, pursuant to our stockholder rights plan, each share of our common stock has an associated preferred share purchase right. The rights will not trade separately from the common stock until, and are exercisable only upon, the acquisition or the potential acquisition through tender offer by a person or group of 15% or more of our outstanding common stock.

Our stock price has been, and likely will continue to be, volatile and your investment may suffer a decline in value.

The market prices for securities of companies quoted on The Nasdaq Stock Market, including our market price, have in the past been, and are likely to continue in the future to be, very volatile. The Nasdaq Composite Index has significantly declined since our initial public offering in May 2000 and remains very volatile. The market price of our common stock has been, and likely will continue to be, subject to substantial volatility depending upon many factors, many of which are beyond our control, including:

•	announcements regarding the results of development efforts by us or our competitors;

•	announcements regarding the acquisition of technologies or companies by us or our competitors;

•	changes in our existing strategic alliances or licensing arrangements or formation of new alliances or arrangements;

•	technological innovations or new service offerings developed by us or our competitors;

•	changes in our intellectual property portfolio;

•	developments or disputes concerning our proprietary rights;

•	issuance of new or changed securities analysts’ reports and/or recommendations applicable to us;

•	additions or departures of our key personnel;

•	operating losses by us;

•	actual or anticipated fluctuations in our quarterly financial and operating results and degree of trading liquidity in our common stock;

•	continued economic uncertainty with respect to valuation of certain technology companies and other market conditions; and

•	our ability to maintain our common stock listing on the Nasdaq National Market.

We cannot assure you that your initial investment in our common stock will not fluctuate significantly. One or more of these factors could significantly harm our business and cause a decline in the price of our common stock in the public market, which would adversely affect our business and financial operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This prospectus contains such “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be made directly in this prospectus, and they may also be made a part of this prospectus by reference to other documents filed with the Securities and Exchange Commission, which is known as “incorporation by reference.”

Words such as “may,” “anticipate,” “estimate,” “expects,” “projects,” “intends,” “plans,” “believes” and words and terms of similar substance used in connection with any discussion of future operating or financial performance, identify forward-looking statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of assumptions, risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including, but are not limited to, the risks and uncertainties described under “Risk Factors” beginning on page 3.

In light of these assumptions, risks and uncertainties, the results and events discussed in the forward-looking statements contained in this prospectus or in any document incorporated by reference might not occur. Investors are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus or the date of the document incorporated by reference in this prospectus. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements attributable to us or to any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

USE OF PROCEEDS

We cannot assure you that we will receive any proceeds in connection with the common stock offered pursuant to this prospectus. Unless otherwise indicated in the applicable prospectus supplement, we intend to use any net proceeds from the sale of our common stock for our operations and for other general corporate purposes, including, but not limited to, repayment or refinancing of existing indebtedness or other corporate borrowings, working capital, capital expenditures, investments, acquisitions, and repurchases of our securities. Pending application of the net proceeds as described above, we may initially invest the net proceeds in short-term, investment-grade, interest-bearing securities or apply them to the reduction of short-term indebtedness.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and certain provisions of our restated certificate of incorporation, as amended, and our second amended and restated bylaws is a summary and is qualified in its entirety by the provisions of these documents.

Our authorized capital stock currently consists of 150,000,000 shares of common stock, par value of $.001 per share, and 5,000,000 shares of preferred stock, par value of $.001 per share, of which 1,000,000 shares are designated Series A Junior Participating Preferred Stock and 1,680 shares are designated Series A Convertible Preferred Stock. As of January 8, 2004, approximately 84,590,000 shares of common stock were issued and outstanding and approximately 453 shares of Series A Convertible Preferred Stock were issued and outstanding. Each share of Series A Convertible Preferred Stock is convertible into 22,222 shares of our common stock, plus any shares of common stock issuable upon payment of accrued and unpaid dividends.

On January 9, 2004, we announced that our board of directors had authorized us to seek shareholder approval to implement a reverse stock split with a split ratio ranging from 1-for-3 to 1-for-7. In addition, on January 8, 2004 we delivered to the holders of all outstanding shares of Series A Convertible Preferred Stock a notice that we intend to redeem all outstanding shares of Series A Convertible Preferred Stock as of the close of business on February 6, 2004. We believe that the outstanding shares of Series A Convertible Preferred Stock will be redeemed prior to this date. If there are any remaining unconverted shares of Series A Convertible Preferred Stock outstanding, we expect to have sufficient cash on hand to redeem any outstanding shares of this class of stock. If we cannot or do not pay any amounts owned upon redemption, we will be required to pay interest on the amounts not paid at a rate of 15% per year. Accordingly, after February 6, 2004 we will have no shares of Series A Convertible Preferred Stock outstanding.

Common Stock

Each stockholder of record is entitled to one vote for each outstanding share of our common stock owned by that stockholder on every matter properly submitted to the stockholders for their vote. After satisfaction of the dividend rights of holders of any preferred stock, holders of common stock are entitled to any dividend declared by our board out of funds legally available for that purpose. After the payment of liquidation preferences to holders of any preferred stock, holders of common stock are entitled to receive, on a pro rata basis, all our remaining assets available for distribution to stockholders in the event of our liquidation, dissolution or winding up. Holders of common stock do not have any preemptive right to become subscribers or purchasers of additional shares of any class of our capital stock. The rights, preferences and privileges of holders of common stock are subject to, and may be injured by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Assuming the redemption of all outstanding shares of Series A Convertible Preferred Stock as of February 6, 2004, we will have no preferred stock outstanding, and our board will be authorized to issue, without stockholder approval, up to 4,000,000 shares of preferred stock having rights senior to those of our common stock. Our board of directors has the authority, without further stockholder authorization, to issue from time to time shares of preferred stock in one or more series and to fix the terms, limitations, relative rights and preferences and variations of each series. Any preferred stock, if issued, would have priority over the common stock with respect to dividends and other distributions, including the distribution of assets upon liquidation. Although we have no present plans to issue any shares of preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could decrease the amount of earnings and assets available for distribution to the holders of common stock, could adversely affect the rights and powers, including voting rights, of the common stock, and could have the effect of delaying, deterring or preventing a change in control of us or an unsolicited acquisition proposal.

Shareholder Rights Plan

On May 16, 2001, our board of directors declared a dividend of one preferred stock purchase right, hereafter referred to as a right, for each outstanding share of common stock to stockholders of record at the close of business on May 31, 2001. Each right entitles the registered holder to purchase one one-hundredth of a share of our Series A Junior Participating Preferred Stock, $.001 par value per share, at a purchase price of $40.00, subject to adjustment. A complete description and terms of the rights are set forth in a Rights Agreement, hereafter referred to as the Rights Agreement, between us and American Stock Transfer & Trust Company, as Rights Agent, dated July 27, 2001, as amended March 31, 2003.

The rights are attached to all certificates for outstanding shares of our common stock and are not presently exercisable. The rights will separate from the common stock and become exercisable upon a Distribution Date, which is the earlier to occur of (a) ten days following a public announcement or disclosure that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of our common stock, (b) ten business days following the commencement of a tender offer or exchange offer that may result in a person, entity or group owning more than 15% of the outstanding shares of our common stock or (c) ten business days after the Board declares someone to be an Adverse Person, as defined in the Rights Agreement.

After a Distribution Date, if the rights have not been redeemed by us, each holder of a right will receive upon exercise that number of shares of common stock having a market value of two times the exercise price of the right. Additionally, if, after any person, entity or group obtains ownership of more than 15% of the outstanding shares of our common stock, we are acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power are sold, each holder of a right will receive upon exercise of a right the number of shares of common stock of the acquiring company having a market value equal to two times the exercise price of the right. Following the occurrence of the events described above, rights beneficially owned by any person triggering the Distribution Date will be void and may not be exercised.

At any time prior to a Distribution Date, the board may redeem the rights in whole, but not in part, at a price of $0.01 per right. The terms of the rights may generally be amended by the board without the consent of the holders of the rights. Until a right is exercised, the holder will have no rights as a stockholder.

The rights should not interfere with any merger or other business combination approved by the board. The rights are not intended to prevent a takeover of Orchid BioSciences. However, the rights may have the effect of rendering more difficult or discouraging an acquisition of us deemed undesirable by our board of directors. The rights will cause substantial dilution to a person or group that attempts to acquire us on terms or in a manner not approved by our board of directors.

Delaware Law and Certain Charter and By-Law Provisions

The provisions of Delaware law and of our restated certificate of incorporation, as amended, and second amended and restated bylaws discussed below could discourage or make it more difficult to accomplish a proxy contest or other change in our management or the acquisition of control by a holder of a substantial amount of our voting stock. It is possible that these provisions could make it more difficult to accomplish, or could deter, transactions that stockholders may otherwise consider to be in their best interests or the best interests of Orchid BioSciences.

Delaware Statutory Business Combinations Provision. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. For purposes of Section 203, a “business combination” is defined broadly to include a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and, subject to certain exceptions, an “interested stockholder” is a person who, together with his or her affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation’s voting stock.

Classified Board of Directors. Our board of directors is divided into three classes. Each year our stockholders elect the members of one of the three classes to a three-year term of office. All directors elected to our classified board of directors serve until the election and qualification of their respective successors or their earlier resignation or removal. Only the board of directors is authorized to create new directorships and to fill such positions so created and is permitted to specify the class to which any such new position is assigned. The person filling such position would serve for the term applicable to that class. Only the board of directors (or its remaining members, even if less than a quorum) is empowered to fill vacancies on the board of directors occurring for any reason for the remainder of the term of the class of directors in which the vacancy occurred. Members of the board of directors may only be removed for cause. These provisions are likely to increase the time required for stockholders to change the composition of the board of directors. For example, in general, at least two annual meetings would be necessary for stockholders to effect a change in a majority of the members of the board of directors.

Advance Notice Provisions for Stockholder Proposals and Stockholder Nominations of Directors. Our second amended and restated bylaws provide that, for nominations to the board of directors or for other business to be properly brought by a stockholder before a meeting of stockholders, the stockholder must first have given timely notice of the proposal in writing to our Secretary. For an annual meeting, a stockholder’s notice generally must be delivered not less than 60 days nor more than 90 days prior to the anniversary of the previous year’s annual meeting. For a special meeting, the notice must generally be delivered by not less than 60 days nor more than 90 days prior to the special meeting or ten days following the day on which public announcement of the meeting is first made. Detailed requirements as to the form of the notice and information required in the notice are specified in our second amended and restated bylaws. If it is determined that business was not properly brought before a meeting in accordance with our by-law provisions, such business will not be conducted at the meeting.

Special Meetings of Stockholders. Special meetings of the stockholders may be called only by the entire board of directors pursuant to a resolution adopted by a majority of the total number of directors.

No Stockholder Action by Written Consent. Our restated certificate of incorporation, as amended, does not permit our stockholders to act by written consent. As a result, any action to be effected by our stockholders must be effected at a duly called annual or special meeting of the stockholders.

Shareholders Rights Plan. We have adopted a shareholder rights plan, which is more commonly known as a poison pill, as discussed above under the caption “Shareholder Rights Plan.”

Super-Majority Stockholder Vote Required for Certain Actions. The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless the corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our restated certificate of incorporation, as amended, requires the affirmative vote of the holders of at least 70% of our outstanding voting stock to amend or repeal any of the provisions discussed in this section of this prospectus entitled “Delaware Law and Certain Charter and By-law Provisions.” This 70% stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any preferred stock that might then be outstanding. A 70% vote will also be required for any amendment to, or repeal of, our second amended and restated bylaws by the stockholders. Our second amended and restated bylaws may be amended or repealed by a simple majority vote of the board of directors.

Listing

Our common stock is listed on the Nasdaq National Market under the symbol “ORCH.”

Transfer Agent and Registrar

American Stock Transfer & Trust Company is the transfer agent and registrar for our common stock.

PLAN OF DISTRIBUTION

We may offer the common stock from time to time pursuant to underwritten public offerings, negotiated transactions, block trades or a combination of these methods. We may sell the common stock (1) through underwriters or dealers, (2) through agents, and/or (3) directly to one or more purchasers, or through a combination of such methods. We may distribute the common stock from time to time in one or more transactions at:

•	a fixed price or prices, which may be changed;

•	prices related to the prevailing market prices; or

•	negotiated prices.

We may directly solicit offers to purchase the common stock being offered by this prospectus. We may also designate agents to solicit offers to purchase the common stock from time to time. We will name in a prospectus supplement any underwriter or agent involved in the offer or sale of our common stock.

If we utilize a dealer in the sale of the common stock being offered by this prospectus, we will sell the common stock to the dealer, as principal. The dealer may then resell the common stock to the public at varying prices to be determined by the dealer at the time of resale.

If we utilize an underwriter in the sale of the common stock being offered by this prospectus, we will execute an underwriting agreement with the underwriter at the time of sale, and we will provide the name of any underwriter in the prospectus supplement which the underwriter will use to make resales of the common stock to the public. In connection with the sale of the common stock, we may compensate the underwriter in the form of underwriting discounts or commissions. The underwriter may sell the common stock to or through dealers, and the underwriter may compensate those dealers in the form of discounts, concessions or commissions.

With respect to underwritten public offerings, negotiated transactions and block trades, we will provide in the applicable prospectus supplement any compensation we pay to underwriters, dealers or agents in connection with the offering of the common stock, and any discounts, concessions or commissions allowed by underwriters to participating dealers. Underwriters, dealers and agents participating in the distribution of the common stock may be deemed to be underwriters within the meaning of the Securities Act of 1933, as amended (the “Securities Act”) and any discounts and commissions received by them and any profit realized by them on resale of the common stock may be deemed to be underwriting discounts and commissions. We may enter into agreements to indemnify underwriters, dealers and agents against civil liabilities, including liabilities under the Securities Act, or to contribute to payments they may be required to make in respect thereof.

Shares of our common stock sold pursuant to the registration statement of which this prospectus is a part will be authorized for quotation and trading on the Nasdaq National Market. In connection with firm commitment underwritten offerings of our common stock registered hereunder, certain persons participating in such offerings may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock to facilitate such offerings. This may include over-allotments or short sales of the common stock, which involve the sale by persons participating in such offerings of more shares of common stock than we sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option. In addition, these persons may stabilize or maintain the price of the common stock by bidding for or purchasing the common stock in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if the shares of common stock sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.

The underwriters, dealers and agents may engage in other transactions with us, or perform other services for us, in the ordinary course of their business.

LEGAL MATTERS

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Boston, Massachusetts, will pass upon the validity of the issuance of the common stock offered by this prospectus for us. Members of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. and certain members of their families and trusts for their benefit own an aggregate of approximately 57,823 shares of our common stock and options to purchase 4,750 shares of our common stock.

EXPERTS

The consolidated financial statements and schedule of Orchid BioSciences, Inc. and subsidiaries as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2002 consolidated financial statements refers to the Company’s adoption of the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations,” as of July 1, 2001 and of certain provisions of SFAS No. 142, “Goodwill and Other Intangible Assets,” as required for goodwill and other intangibles resulting from business combinations consummated after June 30, 2001, and to the full adoption as of January 1, 2002 of the provisions of SFAS No. 142.

WHERE YOU CAN FIND MORE INFORMATION

We are a public company and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, our stock is listed for trading on the Nasdaq National Market. You can read and copy reports and other information concerning us at the offices of the National Association of Securities Dealers, Inc. located at 1735 K Street, Washington, D.C. 20006.

This prospectus is only part of a Registration Statement on Form S-3 that we have filed with the SEC under the Securities Act of 1933 and therefore omits certain information contained in the Registration Statement. We have also filed exhibits and schedules with the Registration Statement that are excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may:

•	inspect a copy of the Registration Statement, including the exhibits and schedules, without charge at the public reference room,

•	obtain a copy from the SEC upon payment of the fees prescribed by the SEC, or

•	obtain a copy from the SEC web site.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with them. Incorporation by reference allows us to disclose important information to you by referring you to those other documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We filed a Registration Statement on Form S-3 under the Securities Act of 1933, as amended, with the SEC with respect to the common stock being offered pursuant to this prospectus. This prospectus omits certain information contained in the Registration Statement, as permitted by the SEC. You should refer to the Registration Statement, including the exhibits, for further information about us and the common stock being offered pursuant to this prospectus. Statements in this prospectus regarding the provisions of certain documents filed with, or incorporated by reference in, the Registration Statement are not necessarily complete and each statement is qualified in all respects by that reference. Copies of all or any part of the Registration Statement, including the documents incorporated by reference or the exhibits, may be obtained upon payment of the prescribed rates at the offices of the SEC listed above in “Where to Find More Information.” The documents we are incorporating by reference are:

(a)	Our quarterly reports on Form 10-Q for the fiscal quarters ended March 31, 2003, June 30, 2003 and September 30, 2003;

(b)	Our definitive proxy statement on Schedule 14A filed on April 30, 2003;

(c)	Our annual report on Form 10-K for the fiscal year ended December 31, 2002;

(d)	Our current reports on Form 8-K filed on January 7, 2003, March 21, 2003, April 2, 2003, May 8, 2003, May 29, 2003, May 30, 2003, July 14, 2003, and November 14, 2003;

(e)	The description of our common stock contained in our registration statement on Form 8-A filed on April 10, 2000, including any amendment or report filed for the purpose of updating such description;

(f)	The description of our preferred share purchase rights contained in our registration statement on Form 8-A filed on August 3, 2001, including any amendment or report filed for the purpose of updating such description; and

(g)	All of the filings pursuant to the Securities Exchange Act of 1934 after the date of the filing of the original Registration Statement and prior to the effectiveness of the Registration Statement.

In addition, all documents subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, before the date our offering is terminated or complete are deemed to be incorporated by reference into, and to be a part of, this prospectus.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request, orally or in writing, a copy of these documents, which will be provided to you at no cost, by contacting Orchid BioSciences, Inc., 4390 US Route One, Princeton, New Jersey 08540, Attention: Investor Relations. The Investor Relations Department can be reached via telephone at (609) 750-2324 or via email at ir@orchid.com.

You should rely only on information contained in, or incorporated by reference into, this prospectus and any prospectus supplement. We have not authorized anyone to provide you with information different from that contained in this prospectus or incorporated by reference in this prospectus. We are not making offers to sell the common stock in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The following table sets forth an itemization of the various expenses, all of which we will pay, in connection with the registration of the securities being registered. All of the amounts shown are estimated except the SEC Registration Fee.

SEC Registration Fee	$2,427
Legal Fees and Expenses	25,000
Accounting Fees and Expenses	25,000
Printing and Engraving Fees	10,000
Miscellaneous	7,573

Total	$70,000

Item 15.	Indemnification of Directors and Officers.

Article NINTH of the Company’s restated certificate of incorporation, as amended, provides that a director or officer of the Company (a) shall be indemnified by the Company against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement incurred in connection with any litigation or other legal proceeding (other than an action by or in the right of the Company) brought against him by virtue of his position as a director or officer of the Company if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful and (b) shall be indemnified by the Company against all expenses (including attorneys’ fees) and amounts paid in settlement incurred in connection with any action by or in the right of the Company brought against him by virtue of his position as a director or officer of the Company if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company, except that no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the Company, unless a court determines that, despite such adjudication but in view of all of the circumstances, he is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that a director or officer has been successful, on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, he is required to be indemnified by the Company against all expenses (including attorneys’ fees) incurred in connection therewith. Expenses shall be advanced to a director or officer at his request, provided that he undertakes to repay the amount advanced if it is ultimately determined that he is not entitled to indemnification for such expenses.

Indemnification is required to be made unless the Company determines that the applicable standard of conduct required for indemnification has not been met. In the event of a determination by the Company that the director or officer did not meet the applicable standard of conduct required for indemnification, or if the Company fails to make an indemnification payment within 60 days after such payment is claimed by such person, such person is permitted to petition the court to make an independent determination as to whether such person is entitled to indemnification. As a condition precedent to the right of indemnification, the director or officer must give the Company notice of the action for which indemnity is sought and the Company has the right to participate in such action or assume the defense thereof.

Article NINTH of the Company’s restated certificate of incorporation, as amended, further provides that the indemnification provided therein is not exclusive, and provides that in the event that the Delaware General Corporation Law is amended to expand the indemnification permitted to directors or officers, the Company must indemnify those persons to the fullest extent permitted by such law as so amended.

Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

Item 16.	Exhibits

Exhibit Number	Description of Document

3.1(1)	Restated Certificate of Incorporation of the Registrant, dated May 10, 2000 (filed as Exhibit 3.1).

3.2(1)	Certificate of Amendment to the Restated Certificate of Incorporation of the Registrant, dated June 12, 2001 (filed as Exhibit 3.2).

3.3(1)	Certificate of Amendment to the Restated Certificate of Incorporation of the Registrant, dated June 17, 2002 (filed as Exhibit 3.3).

3.4(1)	Certificate of Designations, Preferences, and Rights of Series A Junior Participating Preferred Stock of the Registrant, dated August 1, 2001 (filed as Exhibit 3.4).

3.5(2)	Certificate of Designations, Preferences, and Rights of Series A Convertible Preferred Stock of the Registrant, dated March 31, 2003 (filed as Exhibit 3.1).

3.6(3)	Second Amended and Restated Bylaws of the Registrant (filed as Exhibit 3.4).

4.1(4)	Specimen certificate for shares of common stock (filed as Exhibit 4.1).

4.2(5)	Rights Agreement, dated as of July 27, 2001, by and between the Registrant and American Stock Transfer & Trust Company, which includes the form of Certificate of Designations setting forth the terms of the Series A Junior Participating Preferred Stock, $0.001 par value, as Exhibit A, the form of rights certificate as Exhibit B and the summary of rights to purchase Series A Junior Participating Preferred Stock as Exhibit C (filed as Exhibit 4.1).

4.3(2)	First Amendment to Rights Agreement by an between the Registrant and American Stock Transfer & Trust Company, as rights agent, dated as of March 31, 2003 (filed as Exhibit 10.3).

5.1	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. regarding legality of the shares of common stock being registered.

23.1	Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (included in Exhibit 5.1 to this Registration Statement on Form S-3 and incorporated herein by reference).

23.2	Consent of KPMG LLP.

24.1	Power of Attorney (included on signature page).

(1)	Previously filed with the Commission as Exhibits to, and incorporated herein by reference from, the Registrant’s Quarterly Report on Form 10-Q for the period ending June 30, 2002.

(2)	Previously filed with the Commission as Exhibits to, and incorporated herein by reference from, the Registrant’s Current Report on Form 8-K for the March 31, 2003 event, as filed on April 2, 2003.

(3)	Previously filed with the Commission as Exhibits to, and incorporated herein by reference from, the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2001.

(4)	Previously filed with the Commission as Exhibits to, and incorporated herein by reference from, the Registrant’s Quarterly Report on Form 10-Q for the period ending September 30, 2001.

(5)	Previously filed with the Commission as Exhibits to, and incorporated by reference from, the Registrant’s Registration Statement on Form 8-A as filed on August 3, 2001.

Item 17.	Undertakings

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or any decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	The undersigned registrant hereby undertakes (1) to use its best efforts to distribute prior to the opening of bids, to prospective bidders, underwriters, and dealers, a reasonable number of copies of a prospectus which at that time meets the requirements of Section 10(a) of the Securities Act, and relating to the securities offered at competitive bidding, as contained in the registration statement, together with any supplements thereto, and (2) to file an amendment to the registration statement reflecting the results of the bidding, the terms of the reoffering and related matters to the extent required by the applicable form, not later than the first use, authorized by the issuer after the opening of bids, of a prospectus relating to the securities offered at competitive bidding, unless no further public offering of such securities by the issuer and no reoffering of such securities by the purchasers is proposed to be made.

(d)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Princeton, New Jersey, on January 13, 2004

ORCHID BIOSCIENCES, INC.

By:	/S/ PAUL J. KELLY, M.D.

Paul J. Kelly, M.D. Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned officers and directors of Orchid BioSciences, Inc., hereby severally constitute and appoint Paul J. Kelly and Michael E. Spicer, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement (or any other Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

/S/ PAUL J. KELLY, M.D. Paul J. Kelly, M.D.	Chief Executive Officer (Principal Executive Officer)	January 13, 2004

/S/ MICHAEL E. SPICER Michael E. Spicer	Vice President, Finance and Chief Financial Officer (Principal Financial and Accounting Officer)	January 13, 2004

/S/ GEORGE POSTE, DVM, PH.D. George Poste, DVM, Ph.D.	Chairman of the Board	January 13, 2004

/S/ SIDNEY M. HECHT, PH.D. Sidney M. Hecht, Ph.D.	Director	January 13, 2004

/S/ NICOLE S. WILLIAMS Nicole S. Williams	Director	January 13, 2004

/S/ ROBERT M. TIEN, M.D., M.P.H. Robert M. Tien, M.D., M.P.H.	Director	January 13, 2004

/S/ KENNETH D. NOONAN, PH.D. Kenneth D. Noonan, Ph.D.	Director	January 13, 2004

EXHIBIT INDEX

Exhibit Number	Description of Document

3.1(1)	Restated Certificate of Incorporation of the Registrant, dated May 10, 2000 (filed as Exhibit 3.1).

3.2(1)	Certificate of Amendment to the Restated Certificate of Incorporation of the Registrant, dated June 12, 2001 (filed as Exhibit 3.2).

3.3(1)	Certificate of Amendment to the Restated Certificate of Incorporation of the Registrant, dated June 17, 2002 (filed as Exhibit 3.3).

3.4(1)	Certificate of Designations, Preferences, and Rights of Series A Junior Participating Preferred Stock of the Registrant, dated August 1, 2001 (filed as Exhibit 3.4).

3.5(2)	Certificate of Designations, Preferences, and Rights of Series A Convertible Preferred Stock of the Registrant, dated March 31, 2003 (filed as Exhibit 3.1).

3.6(3)	Second Amended and Restated Bylaws of the Registrant (filed as Exhibit 3.4).

4.1(4)	Specimen certificate for shares of common stock (filed as Exhibit 4.1).

4.2(5)	Rights Agreement, dated as of July 27, 2001, by and between the Registrant and American Stock Transfer & Trust Company, which includes the form of Certificate of Designations setting forth the terms of the Series A Junior Participating Preferred Stock, $0.001 par value, as Exhibit A, the form of rights certificate as Exhibit B and the summary of rights to purchase Series A Junior Participating Preferred Stock as Exhibit C (filed as Exhibit 4.1).

4.3(2)	First Amendment to Rights Agreement by an between the Registrant and American Stock Transfer & Trust Company, as rights agent, dated as of March 31, 2003 (filed as Exhibit 10.3).

5.1	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. regarding legality of the shares of common stock being registered.

23.1	Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (included in Exhibit 5.1 to this Registration Statement on Form S-3 and incorporated herein by reference).

23.2	Consent of KPMG LLP.

24.1	Power of Attorney (included on signature page).

(1)	Previously filed with the Commission as Exhibits to, and incorporated herein by reference from, the Registrant’s Quarterly Report on Form 10-Q for the period ending June 30, 2002.

(2)	Previously filed with the Commission as Exhibits to, and incorporated herein by reference from, the Registrant’s Current Report on Form 8-K for the March 31, 2003 event, as filed on April 2, 2003.

(3)	Previously filed with the Commission as Exhibits to, and incorporated herein by reference from, the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2001.

(4)	Previously filed with the Commission as Exhibits to, and incorporated herein by reference from, the Registrant’s Quarterly Report on Form 10-Q for the period ending September 30, 2001.

(5)	Previously filed with the Commission as Exhibits to, and incorporated by reference from, the Registrant’s Registration Statement on Form 8-A as filed on August 3, 2001.